May 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ZS Pharma, Inc.

Registration Statement on Form S-1

Filed May 15, 2014

File No. 333-195961

Ladies and Gentlemen:

Set forth below is the response of ZS Pharma, Inc. (the “Company”) to the comment contained in the letter from the staff of the Securities and Exchange Commission, dated May 27, 2014, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the comment letter. The Company’s response to the comment is set forth immediately below the text of the comment. The Company is concurrently filing an amendment to the Form S-1 (the “Registration Statement”) via EDGAR. Five marked copies of the Registration Statement are included to facilitate your review.

Use of Proceeds, page 44

1.	We note your statement that you intend to use a certain amount of the net proceeds from this offering to advance your ongoing clinical program. Please specify how you anticipate allocating the proceeds among your respective clinical studies, whether ongoing or planned, and estimate how far you expect the offering proceeds will enable you to advance your clinical program.

Response: We have revised the Registration Statement as requested. Please see pages 5 and 44 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (877) 700-0240 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Securities and Exchange Commission

May 30, 2014

Very truly yours,

ZS PHARMA, INC.

By:	/s/ Todd Creech
Todd Creech
Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.

Michael L. Bengtson, Baker Botts L.L.P.

Alan F. Denenberg, Davis Polk & Wardwell LLP